EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FOR JULY 17, 2002


02047006

SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press release dated July 12, 2002 re class certification.	3

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

Paris, France – July 12th , 2002


Sodexho
ALLIANCE

RELEASE

Like many other US companies, Sodexho Marriott Services, now renamed Sodexho Inc., has received allegations of discrimination in a lawsuit lodged by 10 current and former employees. The US District Court for the District of Columbia has granted the plaintiff's motion for class certification.
Sodexho believes that the allegations in the case are not supported by the facts.

The company is strongly committed to its policy of equal employment practices, and to promoting diversity. Since his nomination as CEO in May 1999, Michel Landel has demonstrated this commitment by, among other things, naming Ollie Lawrence as Senior Vice President, Human Resources, and Rohini Anand as VP for Diversity.

Press Relations : Jérôme Chambin
Tél : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: July 17, 2002

By: 

Name: Siân Herbert-Jones
Title: Chief Financial Officer